UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A - 16 OR 15D - 16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2007

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

     On April 30, 2007, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the year ended on March 31, 2007. Attached is a summary of such consolidated financial information. The figures contained herein are expressed in constant Chilean pesos as of March 31, 2007 and as such, the figures for the period ended March 31, 2006 have been adjusted by the Chilean Consumer Price Index for the period of 2.7% . The amounts denominated in United States (US) dollars have been converted to Chilean pesos with the exchange rate effective on March 31, 2007 of 539.21 Chilean pesos per US dollar.

     The report filed with the SVS was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States.

     THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF, THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2007, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Consolidated Financial Statements as of March 31, 2007	3-7
Management's Analysis of the Consolidated Financial Statements of AES Gener S.A. for the period ended March 31, 2007	8-18

THE FINANCIAL STATEMENTS IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

     In this report, unless the context otherwise requires, the terms "AES Gener", "Gener", "the Company", "we", "us" and "our" refer to AES Gener S. A. and its subsidiaries on a consolidated basis.

AES Gener and Subsidiaries
Consolidated Balance Sheet as of March 31, 2006 and 2007

Amounts are in accordance with Chilean generally accepted accounting principles and expressed in constant Chilean pesos as of March 31, 2007, therefore, the values from the period ending March 31, 2006 have been adjusted by Chilean CPI for the period of 2.7% . Figures in US dollars have been converted with the corresponding exchange rate for March 31, 2007 of 539.21 Chilean pesos per U.S. dollar.

	Mar-07	Mar-06	Mar-07
Assets	Million Ch$	Million Ch$	Th US$

Current assets
Cash	6,251	2,833	11,592
Time deposits	59,680	56,782	110,680
Marketable securities	1,011	4,190	1,875
Accounts receivable	67,458	50,801	125,105
Documents receivable	-	-	-
Miscellaneous accounts receivable	2,803	2,231	5,198
Accounts and notes receivable from related
companies	249	2,825	462
Inventories	18,581	16,572	34,460
Recoverable taxes	11,855	10,022	21,986
Prepayments	930	748	1,725
Deferred taxes	11,906	1,955	22,081
Other current assets	74,435	53,620	138,045
Total current assets	255,159	202,579	473,209

Property, Plant and Equipment
Land	9,296	8,402	17,239
Construction and infrastructure	751,747	741,628	1,394,164
Machinery and equipment	1,007,564	977,807	1,868,594
Other property, plant and equipment	9,783	8,533	18,143
Technical revaluation	40,266	40,444	74,676
Accumulated depreciation	(691,911)	(648,391)	(1,283,194)
Net property, plant and equipment	1,126,745	1,128,423	2,089,621

Other Non-Current Assets
Investment in related companies	105,484	105,243	195,627
Investment in other companies	17,138	17,185	31,784
Goodwill	4,043	4,541	7,498
Long-term accounts receivable	428	79	794
Long-term receivables from related companies	1,331	1,197	2,469
Intangibles	9,419	7,281	17,467
Accumulated amortization of intangibles	(5,659)	(5,456)	(10,496)
Other	40,018	44,974	74,217
Total other non-current assets	172,202	175,044	319,361

Total Assets	1,554,106	1,506,047	2,882,191

AES Gener and Subsidiaries
Consolidated Balance Sheet as of March 31, 2006 and 2007

	Mar-07	Mar-06	Mar-07
Liabilities and Shareholders' Equity	Million Ch$	Million Ch$	Th US$

Current Liabilities
Short-term bank liabilities	-	-	-
Short-term portion of long-term bank liabilities	11,800	11,779	21,884
Short-term portion of bonds payable	3,323	10,402	6,163
Short-term portion of long-term liabilities	85	359	157
Dividends payable	33	51	61
Accounts payable	52,912	29,704	98,129
Miscellaneous accounts payable	-	35	-
Accounts and documents payable to related
companies	461	1,109	854
Provisions	6,198	4,997	11,494
Withholdings	2,203	2,433	4,086
Income taxes payable	15,168	15,101	28,129
Unearned income	1,295	586	2,402
Other current liabilities	-	998	-
Total current liabilities	93,478	77,553	173,360

Long -Term Liabilities
Long-term bank liabilities	114,307	106,594	211,989
Bonds payable	327,043	346,536	606,523
Documents payable	10	74	18
Provisions	23,345	14,519	43,295
Deferred long-term taxes payable	52,848	35,905	98,010
Other	12,970	13,169	24,054
Total long-term liabilities	530,523	516,797	983,889

Minority Interest	8,175	8,856	15,161

Shareholders' Equity
Paid-in capital	783,552	788,157	1,453,148
Technical revaluation reserve	1,567	(2,364)	2,906
Share premium	32,101	32,114	59,533
Other reserves	28,819	27,006	53,447
Retained earnings	75,892	57,928	140,746
Future dividends reserve	15,506	5,986	28,757
Accumulated earnings	72,271	46,906	134,030
Net income for the period	17,111	18,345	31,734
Interim dividends	(28,996)	(13,309)	(53,775)
Total shareholders' equity	921,931	902,840	1,709,781

Total Liabilities and Shareholders' Equity	1,554,106	1,506,047	2,882,191

AES Gener and Subsidiaries
Consolidated Income Statement for the period ended March 31, 2006 and 2007

	Mar-07	Mar-06	Mar-07
Income Statement	Million Ch$	Million Ch$	Th US$

Operating results:
Operating revenue	147,700	118,191	273,919
Operating expense	(106,990)	(75,406)	(198,420)

Gross margin	40,710	42,785	75,499

Administration and sales costs	(9,150)	(5,688)	(16,970)

Operating income	31,560	37,096	58,530

Non-Operating results
Financial income	1,820	1,892	3,376
Equity share in net income of related
companies	2,836	1,349	5,259
Other non-operating income	288	655	534
Equity share in of loss of related companies	(48)	(66)	(89)
Amortization of goodwill	(91)	(139)	(169)
Financial expense	(8,794)	(9,452)	(16,309)
Other non-operating expenses	(1,660)	(2,924)	(3,078)
Price-level restatement	33	85	62
Foreign exchange variation	(1,021)	(95)	(1,893)

Non-operating income (expense)	(6,636)	(8,694)	(12,307)

Income before income taxes and minority
interest	24,924	28,402	46,223
Income taxes	(8,114)	(9,405)	(15,049)
Minority interest	302	(653)	560

Net income	17,111	18,345	31,734

AES Gener and Subsidiaries
Consolidated Cash Flow Statement as of March 31, 2006 and 2007

	From Jan 1, 2007	From Jan 1, 2006	From Jan 1, 2007
	to Mar 31, 2007	to Mar 31, 2006	to Mar 31, 2007
Consolidated Cash Flow Statement	Million Ch$	Million Ch$	Th US$
Cash flow from operating activities
Collection of accounts receivable	196,288	122,292	364,030
Financial income received	1,170	1,665	2,169
Dividends and other distributions received	0	389	1
Other income received	2,750	1,027	5,100
Payment to suppliers and personnel	(141,412)	(66,924)	(262,257)
Financial expenses	(798)	(9,871)	(1,480)
Payment of income taxes	(2,721)	(1,357)	(5,047)
Other expenses	(556)	(1,968)	(1,032)
VAT and others similar items paid	(5,042)	(8,997)	(9,350)

Net cash provided by operating activities	49,679	36,255	92,134

Cash flow from financing activities
Proceeds from issuance of shares	-	-	-
Borrowings from banks and others	-	30,770	-
Proceeds from issuance of bonds	-	-	-
Other	-	-	-
Dividends paid	-	(7)	-
Capital decrease	-	-	-
Payment of loans	(2,009)	(1,898)	(3,725)
Payment of bonds	(8,062)	(29,431)	(14,951)
Payment of loans from related companies	-	-	-
Payment of costs associated with issuance of shares	-	-	-
Payment of costs associated with issuance of bonds	-	(523)	-
Others financing activities	-	(66)	-

Net cash used in financing activities	(10,070)	(1,154)	(18,676)

Cash Flow from investing activities
Sale of property, plant and equipment	-	224	-
Sale of permanent investments	-	-	-
Sale of other investments	-	-	-
Proceeds from loans to related companies	-	-	-
Other investing activities	22	-	41
Acquisition of fixed assets	(15,458)	(8,777)	(28,668)
Payment of capitalized interest	(0)	(346)	(0)
Permanent investments	(145)	(1)	(270)
Investment in financial instruments	(341)	(3,014)	(632)
Loans to related companies	-	-	-
Other investing activities	(6,637)	(151)	(12,309)

Net cash used in investing activities	(22,559)	(12,065)	(41,838)

Net decrease in cash and cash equivalent before
price level restatement	17,050	23,035	31,620

Price-level restatement of cash and cash equivalent	35	709	65

Net decrease in cash and cash equivalent	17,085	23,745	31,685

Cash and Cash equivalents at beginning of period	91,835	76,911	170,314

Cash and cash equivalent at end of period	108,920	100,656	201,999

AES Gener and Subsidiaries
Consolidated Cash Flow Statement as of March 31, 2006 and 2007

Reconciliation between Net Income for	From Jan 1, 2007	From Jan 1, 2006	From Jan 1, 2007
the Period and Net Cash Flow	to Mar 31, 2007	to Mar 31, 2006	to Mar 31, 2007
Provided by Operating Activities	Million Ch$	Million Ch$	Th US$
Net income	17,111	18,345	31,734

Sales of Assets	-	(216)	-

Gain on sales of property, plant and equipment	-	(216)	-
Gain on sales of investments	-	-	-
Loss on sales of investments	-	-	-
Gain on sales of others assets	-	-	-

Adjustments to reconcile net income to
net cash provided by operating activities	17,331	11,989	32,141

Depreciation	11,793	11,413	21,871
Amortization of intangibles	26	319	49
Provisions and write-offs	6,446	(616)	11,954
Participation in net income of related companies	(2,836)	(1,349)	(5,259)
Participation in net loss of related companies	48	66	89
Amortization of goodwill	91	139	169
Amortization of negative goodwill	-	-	-
Price-level restatement	(33)	(85)	(62)
Exchange difference	1,021	95	1,893
Other credits to income that do not represent cash flow	(528)	(6)	(980)
Other debits to income that do not represent cash flow	1,304	2,014	2,419

Change in operating assets	(16,405)	2,565	(30,424)

Increase in accounts receivable	(21,615)	(4,399)	(40,087)
Increase in inventories	1,668	3,696	3,093
Decrease in other assets	3,543	3,268	6,570

Change in operating liabilities	31,944	2,919	59,243

Increase (decrease) of accounts payable to related
companies	21,298	(5,624)	39,499
Increase (decrease) of interest payable	5,889	(762)	10,922
Increase (decrease) net of income taxes payable	4,270	8,731	7,918
Increase in other accounts payable related to non-
operating results	(313)	22	(581)
Increase (decrease) of VAT and other similar payables	800	551	1,484

Minority interest in net income	(302)	653	(560)

Net cash provided by operating activities	49,679	36,255	92,134

Management’s Discussion & Analysis of AES Gener S.A.’s
Consolidated Financial Statements for the Quarter Ended March 31, 2007

The following section analyzes the Consolidated Financial Statements of AES Gener S.A. (“AES Gener”) for the quarter ended March 31, 2007 and explains the principal variations compared to the same three month period ended March 31, 2006.

Below is a summary of the information contained in the financial statements. All figures are expressed in the equivalent in Chilean pesos as of March 31, 2007. Therefore, comparisons refer to real variations between this date and March 31, 2006.

The assets and liabilities of the company have been appraised and presented according to accounting standards and rules that are explained in the respective notes to the company’s financial statements.

I. Summary

As of March 31, 2007, AES Gener registered net income of Ch$17,111 million, compared to net income of Ch$18,345 million as of March 31, 2006. Operating income for the first three months of 2007 was Ch$5,537 million lower than that recorded for the same period in 2006, representing a decrease of 15%. This decrease was principally due to higher fuel consumption costs and higher purchases of energy in the spot market in the SIC. Additionally, sales and administration expenses increased, mainly related to the annual equity tax in Colombia which was recorded in January 2007. These negative factors were offset by higher income from contract sales and higher spot market sales in the SING and Colombia. Non-operating expense improved by Ch$2,058 million, which is equivalent to a 24% reduction. This improvement resulted from a reduction in the income tax rate in Colombia, higher earnings from related company Itabo in the Dominican Republic and lower financial expenses.

II. Comparative Analysis and Explanation of the Principal Trends

a. Liquidity

		March	March
Liquidity		2007	2006

Current assets / Current liabilities	(times)	2.73	2.61
Adjusted liquidity ratio	(times)	0.72	0.82
(Current assets – Inventory) / Current liabilities	(times)	2.53	2.40

For the first three months of 2007 current assets increased by Ch$52,580 million, equivalent to approximately 26%, when compared to the same period in 2006, principally due to a significant increase of Ch$20,816 million in other current assets (mainly repurchase agreements in Chilean Pesos), an increase of Ch$16,656 million in trade debtors and an increase in deferred taxes of Ch$9,951 million.

Current liabilities increased by Ch$15,924 million, approximately 21%, which can be explained principally by the increase of Ch$23,208 million in accounts payable, partially offset by lower short-term bond obligations of Ch$7,079 million, related to the refinancing of Eléctrica Santiago’s US$40 million bond in October 2006.

Since the increase in current assets was greater than the increase in current liabilities, the current assets to current liabilities ratio as well as the ratio which measures current assets less inventory divided by current liabilities, rose, as reflected in higher cash levels.

The adjusted liquidity ratio fell as a result of the increase in current liabilities and the decrease in marketable securities.

b. Debt

		March	March
Debt		2007	2006

Total liabilities / Equity	(times)	0.67	0.65
Current liabilities / Total liabilities	(times)	0.15	0.13
Long-term liabilities / Total liabilities	(times)	0.85	0.87
Current liabilities	(million Ch$)	624,000	594,350
Interest expense coverage	(times)	3.83	4.00

The total liabilities to equity ratio increased as a result of the increase in total liabilities, due mainly to the increase in long term deferred taxes payable and short-term accounts payable.

The ratio between current liabilities and equity increased, due principally to the increase in current liabilities of Ch$15,924 million.

The long-term liabilities to equity ratio decreased as a result of the Ch$13,726 million increase in long-term liabilities. This rise is explained principally by the Ch$16,943 million increase in long-term deferred taxes payable, the increase of Ch$8,826 in the provisions item due to the higher provision corresponding to tax credits, and the increase of Ch$7,712 million in bank loans mainly related to the Eléctrica Santiago US$30 million syndicated loan signed in October 2006. These factors were partially offset by the Ch$19,492 million decrease in bond obligations associated with the bond payment of US$40 million by Eléctrica Santiago in October 2006.

Interest expense coverage decreased due to the lower operating results, partially offset by lower interest expenses which corresponded to approximately Ch$658 million.

c. Activity

		March	March
Capital		2007	2006

Shareholders’ equity	(million Ch$)	921,931	902,840
Net property, plant and equipment	(million Ch$)	1,126,745	1,128,423
Total assets	(million Ch$)	1,554,106	1,506,047

Shareholders’ equity increased by Ch$19,091 million, which is approximately 2%, when compared to the same period the previous year, due to the effect of retained earnings.

Net property, plant and equipment decreased by Ch$1,679 million, representing a variation of around 0.1% . This can be explained by depreciation for the period, partially offset by a positive variation in the machinery and equipment line item and an increase in the construction and infrastructure item, associated mainly with the construction of the Los Vientos plant in 2006.

d. Results

	March	March
Income Statement (Million Ch$)	2007	2006

Operating revenue
Energy and capacity sales	143,908	111,160
Other revenue	3,792	7,031
Total operating revenue	147,700	118,191

Variable costs
Fuel costs	(43,724)	(26,148)
Cost of fuel sales	(1,700)	(5,589)
Energy and capacity purchases	(33,510)	(18,785)
Use of Transmission System	(5,759)	(4,486)
Other variable costs	(4,609)	(4,115)
Total variable costs	(89,302)	(59,123)

Fixed energy production costs	(5,895)	(4,870)
Depreciation	(11,793)	(11,413)
Sales and administration expenses	(9,150)	(5,688)

Total operating costs and expenses	(116,140)	(81,095)

Operating Income	31,560	37,096

Non-Operating Results
Financial income	1,820	1,892
Equity share in net income of related companies	2,836	1,349
Other non-operating income	288	655
Equity share in loss of related companies	(48)	(66)
Amortization of goodwill	(91)	(139)
Financial expenses (less)	(8,794)	(9,452)
Other non-operating expenses	(1,660)	(2,924)
Price-level restatement	33	85
Foreign exchange variation	(1,021)	(95)

Total non-operating income	(6,636)	(8,694)

Income before taxes and minority interest	24,924	28,402

Income tax	(8,114)	(9,405)
Minority interest	302	(653)
Amortization of negative goodwill	0	0
Extraordinary items	0	0

Net income	17,111	18,345

R.A.I.I.D.A.I.E. (1)	22,016	26,580
Operational E.B.I.T.D.A.(2)	43,353	48,510
E.B.I.T.D.A. (3)	45,602	49,406

(1)	Results before taxes, interest expenses, depreciation, amortization and extraordinary items.

(2)	Operating income plus depreciation for the period.

(3)	Results before income taxes and extraordinary items less interest expense and amortization of goodwill plus depreciation for the period.

Operating Revenue

For the three month period ended March 31, 2007 AES Gener’s consolidated operating income totaled Ch$147,700 million, which represents an increase of 25% over the amount of Ch$118,191 registered as of March 31, 2006.

Revenues from regulated customers in the SIC, principally Chilectra S.A. and Chilquinta S.A., increased by Ch$10,940 when compared to 2006, related to the higher node price and an increase in the volume sold. Spot sales in the CDEC-SING increased by Ch$6,024 million and sales to distributors without contracts made in the SIC in accordance with Ministerial Resolution No. 88 (RM 88) rose by Ch$4,680 million. Additionally, income from Colombian subsidiary Chivor increased by Ch$5,514 million and sales to unregulated customers in Chile were Ch$3,226 million higher than in the previous period. These positive factors were partially offset by a decrease in revenue from fuel sales of Ch$3,572 million.

The contribution to total sales in the distinct markets in which the AES Gener group participates was: SIC 52%, SING 23%, Colombia 21% and fuel sales and other revenue, 4%.

The physical sales of energy in GWh were as follows as of March 31, 2007 and 2006:

	March		March
Energy Sales by Market (GWh)	2007	%	2006	%

SIC	1,888	43%	1,884	45%
SING	997	23%	792	19%
SIN-Colombia	1,459	34%	1,539	37%

Total Sales	4,344	100%	4,215	100%

Central Interconnected Grid (SIC)

Physical sales of energy in the SIC were similar for the period ended March 31 of each year, corresponding to 1,884 GWh in 2006 and 1,888 GWh in 2007. Nevertheless, the composition of sales changed, with a reduction in sales to the CDEC-SIC of 106 GWh and to unregulated customers of 22 GWh. This was offset by an increase of 103 GWh in sales to distribution companies made at the node price, as well as a higher level of sales made in accordance with RM 88 of 28 GWh .

Revenue from the sale of electric energy and capacity in the SIC for the period ended March 31, 2007 totaled Ch$77,203 million which was Ch$12,497 million higher than the amount of Ch$64,707 million recorded for the same period in 2006. This variation is explained principally by higher revenue from energy sales of Ch$10,822 due to the increase in the node price and higher physical sales. Energy sales in the first three months of 2006 totaled Ch$51,101 million, while in the same period in 2007 energy sales reached Ch$61,923 million. Revenue from the sale of capacity increased by Ch$1,675 million, from Ch$13,606 million to Ch$15,280 million in the first quarter of 2006 and 2007, respectively. This increase corresponds to the increase in the company’s firm capacity, associated with completion of the Los Vientos plant in late 2006.

Greater Northern Interconnected Grid (SING)

Physical sales of energy in the SING increased by 205 GWh, as a result of higher sales to the CDEC-SIC which increased from 262 GWh to 365 GWh between the first quarter of 2006 and 2007, respectively, due to the increase of 102 GWh in sales to the CDEC. Additionally, sales to unregulated customers increased by 103 GWh, from 530 GWh in 2006 to 632 GWh in 2007.

Revenue generated by AES Gener through TermoAndes and Norgener in the SING increased by Ch$13,666 million, from Ch$20,094 million in the first three months of 2006 to Ch$33,760 million in the same period in 2007. This increase was due principally to the Ch$11,387 rise in energy revenue, related to the higher volume sold and to the increase in the marginal cost of approximately 114%, from an average of 26.6 mills/kWh in the first quarter of 2006 to 56.9 mills/kWh in the same period in 2007. In addition, income from capacity revenue increased by Ch$2,279 million.

Colombian National Grid (SIN)

Chivor’s revenue increased by Ch$5,514 million, from Ch$25,642 million for the period ended March 31, 2006 to Ch$31,156 million for the same period in 2007. This increase was the result of higher revenue of Ch$5,613 million from spot market sales and an increase in revenue of Ch$1,109 million from frequency regulation sales. This increase were partially offset by lower contract sales of Ch$1,208 million. Physical sales decreased by 80 GWh during the first three months of 2007 when compared to the same period in 2006, principally due to lower sales to unregulated customers and lower spot market sales. It should be noted that the average spot price in Colombian pesos increased by approximately 34% while the average contract price in Colombian pesos increased by 5% between the first three months of 2006 and 2007, respectively.

Other Revenue

Other revenue decreased by 28%, from Ch$7,748 million for the period ended March 31, 2006 to Ch$5,581 million for the same period in 2007, mainly as a result of lower revenue from fuel sales of Ch$3,572 million.

Operating Costs

The composition of fixed and variable operating costs within total operating costs for the periods ended March 31, 2007 and 2006 is shown in the following table:

	(million Ch$)

Operating Costs	March	%	March	%
	2007		2006

Variable operating costs	89,301	83%	59,123	78%
Fixed operating costs	17,689	17%	16,283	22%

TOTAL COSTS	106,990	100%	75,406	100%

During 2007, operating costs increased by Ch$31,583 million, from Ch$75,406 million for the first three months of 2006 to Ch$106,990 for the period ended March 31, 2007. This was principally due to an increase in fuel consumption and energy purchase costs.

Variable Costs

Variable costs increased from Ch$59,123 million in the first quarter of 2006 to Ch$89,301 million in the same period in 2007. This was primarily due the increase in fuel consumption cost of Ch$17,576 million, which in turn is explained by the higher price of gas and the higher level coal and diesel oil consumption. Additionally, energy purchases increased by Ch$13,054, mainly in the SIC.

Total generation by AES Gener (thermoelectric and hydroelectric) and its subsidiaries in the SIC and SING was 2,602 GWh for the period ended March 31, 2007 compared to production of 2,384 GWh in the same period in 2006. Thermoelectric generation by AES Gener and its subsidiaries increased in the first three months of 2007, with production of 2,097 GWh, compared to 1,863 GWh in the previous year.

In the SIC, generation by AES Gener and its subsidiaries decreased in the first quarter of 2007. Total generation for the period ended March 31, 2007 was 1,592 GWh compared to 1,635 GWh for the same period in 2006. The thermoelectric plants owned by the parent, principally Central Ventanas which utilizes coal and the new diesel oil turbine built in 2006, Central Los Vientos, generated an additional 115 GWh during the first three months of 2007. However, production from subsidiary Eléctrica Santiago was 147 GWh lower than in 2006, mainly as a result of the natural gas supply restrictions during the first quarter of the year. Hydroelectric generation from the run-of-river plants located near Santiago decreased slightly from 521 GWh for the period ended March 31, 2006 to 506 GWh for the same period in 2007.

In the SING, generation from Norgener and TermoAndes increased by 219 GWh and 42 GWh, respectively, due to the gas supply restrictions which affected the natural gas fired thermoelectric plants in Chile.

Chile

The cost of fuel rose by Ch$17,576 million during the first three months of 2007 when compared to 2006. This was related to the higher cost of gas, an increase in the consumption and price of coal, and additional use of diesel oil during the period. The cost of gas for Eléctrica Santiago increased as a result of the higher price of gas and the use of more fuel substitution contracts. Additionally, there diesel oil-fired generation increased during the first three months of 2007 when compared to the same period in 2006, related to the dispatch of Eléctrica Santiago with this alternative fuel and the new back-up turbine, Central Los Vientos. The cost of coal consumption also increased, due principally to the higher level of production by Central Ventanas in the SIC and Norgener in the SING.

The cost of energy purchases in Chile increased by Ch$11,609 million between the first quarter of 2006 and 2007, mainly in the SIC, due to the higher volume purchased and the higher marginal cost. In the SING, although the quantity purchased decreased, as a result of the increase in Norgener’s production, energy purchase costs increased by Ch$1,792 million, due to the higher purchase price. The costs of capacity purchases in Chile increased by Ch$1,670 million in both systems between the first quarter 2006 and 2007. The reduction of Ch$1,821 million in other variable costs in Chile was related primarily to the lower cost of fuel sales which was offset by higher transmission tolls.

Colombia

In Colombia, variable operating costs from the electricity business increased, due principally to higher spot purchases equivalent to Ch$1,445 million.

Fixed Costs

Fixed costs increased by Ch$1,405 million, from Ch$16,283 million in the first quarter of 2006 to Ch$17,689 million in 2007, due to an increase of Ch$1,025 million in fixed costs of electricity production and Ch$380 million in depreciation.

Sales and Administration Expenses

Sales and administration expenses increased by 61%, from Ch$5,688 million in the first three months of 2006 to Ch$9,150 million in the first quarter of 2007, related principally to the increase in the annual equity tax in Colombia recorded during the month of January. In addition, there was in increase in salaries due to the higher number of staff employed by the company and increased insurance costs.

Operating Income

Consolidated operating income decreased by 14.9%, from Ch$37,096 million for the period ended March 31, 2006 to Ch$31,560 million at the close of March 2007. The gross margin decreased by 5%, from Ch$42,785 million for the period ended March 31, 2006 to Ch$40,710 million for the same period in 2007. This decrease was principally due to higher fuel and energy purchase costs, which were partially offset by the increase of 25% in operating income.

Non-Operating Income

Non-Operating Revenue

	March	March
Non-Operating Revenue (Million Ch$)	2007	2006

Interest income	1,820	1,892
Other non-operating income	228	655

Total non-operating revenue	2,108	2,547

Non-operating revenue decreased by Ch$439 million between the first quarter of 2006 and 2007, principally as a result of a reduction in other non-operating revenue, due mainly to lower dividends received from GasAndes Argentina.

Non-Operating Expenses

	March	March
Non-Operating Expenses (Million Ch$)	2007	2006

Financial expenses	8,794	9,452
Other non-operating expenses	1,660	2,924

Total non-operating expenses	10,454	12,376

Non-operating expenses decreased by Ch$1,922 million, principally due to the reduction in other non-operating expenses of Ch$1,264 million. This in turn was attributable mainly to the negative effect of the amortization of debt placement and goodwill, as well as higher research and development expenses. Financial expenses decreased by approximately 7% related to the reduction in financial debt and the lower average interest rate. Both of these effects were primarily a result of Eléctrica Santiago’s debt refinancing in 2006.

Investment in Related Companies

	March	March
Investment in Related Companies (Million Ch$)	2007	2006

Income from investment in related companies	2,836	1,349
Loss from investment in related companies	(48)	(66)
Amortization of goodwill	(91)	(139)

Total income (loss) from investment in related companies	2,697	1,144

The increase of Ch$1,487 million in income from related companies was due principally to improved results from related company C.G.E. Itabo S.A. (Itabo) in the Dominican Republic in which AES Gener has ownership participation equal to 25%. Earnings from Itabo increased from Ch$1,332 million for the three month period ended March 31, 2006 to Ch$4,084 million for the same period in 2007. The improvement in results from related company Empresa Eléctrica Guacolda S.A. (Guacolda) also increased income from related companies. Guacolda’s earnings for the period ended March 31, 2007 equaled Ch$3,235 million compared to a net loss of Ch$41 million for the same period in 2006.

Minority Interest

Minority interest provided a positive contribution of Ch$302 million for the period ended March 31, 2007, compared to a negative contribution of Ch$653 million for the same period in 2006. This was due to the effect from subsidiary Eléctrica Santiago, in which AES Gener has ownership participation of 90%, as a result of the lower results obtained by this company during the first quarter of 2007 compared to the same period in 2006.

Price-Level Restatement and Foreign Exchange Differentials

The price-level restatement resulted in a gain of Ch$33 million for the period ended March 31, 2007, compared to a gain of Ch$85 million recorded at the close of March 2006.

The exchange differentials item decreased by Ch$926 million when compared to the first quarter in 2006. Among the most relevant factors in this item were the negative effects resulting from exchange differences in other long term assets, accounts payable to related companies and other liabilities, which were offset by the exchange rate differences in accounts receivable from related companies and bonds denominated in US dollars.

Income Tax

Income taxes at the close of March 2007 were Ch$1,290 million lower than during the same period in 2006, decreasing from Ch$9,405 million at the close of March 2006 to Ch$8,114 million in the first three months of 2007. This decrease was primarily due to the lower results generated by the parent company and its subsidiaries in the SIC when compared to the same period in 2006. Additionally, the income tax rate decreased in Colombia from 38.5% to 34%.

Net Income

Net income for the three month period ended March 31, 2007 totaled Ch$17,111 million, which was lower than the amount of Ch$18,345 million recorded for the same period in 2006. This reduction was mainly a result of the decrease of Ch$5,537 million in operating income, which in turn was principally the result of higher fuel and energy purchase costs, partially offset by higher revenue and an improvement of Ch$2,058 million in non-operating income. In addition, income taxes decreased by Ch$1,290 million.

e. Yield

		March	March
Yield		2007	2006

Return on assets (1)	(%)	1.12	1.18
Return on equity (1)	(%)	1.88	2.05
Return on operating assets (2)	(%)	2.80	3.17
Net income per share (3)	(pesos)	2.68	2.87
Return on dividends (4)	(%)	3.4%	3.4%

1)	Return on assets and on equity is calculated using the cumulative net income for each period.

2)	The operating assets included in this index include total property, plant and equipment.

3)	Net income per share at each period end is calculated on the basis of the number of paid-in shares on each date.

4)	Includes dividends paid in the last 12 months, divided by the market share price as of period end.

The return on assets and return on equity decreased given the lower net income during the first three months of 2007.

The return on operating assets reflects the 15% decrease in operational results.

The return on dividends was maintained at 3.4% . Furthermore, the price of the price of AES Gener shares recorded a rise of approximately 149% from Ch$91/share as of March 31, 2006 to Ch$227/share as of March 31, 2007.

III. Analysis of differences between book, market and/or economic values of principal assets

As of March 31, 2007 the company’s total assets amounted to Ch$1,554,106 million, approximately 3% higher than the amount recorded at the close of March 2006.

Current assets increased by Ch$52,580 million, which is approximately 26%, principally as the result of a significant increase in other current assets which rose by Ch$20,816 million (mainly repurchase agreements recorded in 2007). Furthermore, there was in increase in trade debtors of Ch$16,656 and an increase in deferred taxes of Ch$9,951 million.

Net fixed assets decreased slightly by 0.1% due principally to the effect of depreciation of Ch$43,520 million, partially offset by the Ch$29,757 million increase in the machinery and equipment item related to the construction of the Los Vientos 125 MW turbine and the increase of Ch$10,119 million in the construction and infrastructure item.

Other assets decreased by 1.6% . The principal variations included a decrease of Ch$4,956 million in other assets, partially offset by the increase of Ch$2,137 million in intangibles.

IV. Analysis of the major variations during the period in the company’s business markets, the competition it faces and its relative share

Market

In Chile, AES Gener does business principally in two large interconnected electric systems, the Sistema Interconectado Central, Central Interconnected Grid or SIC, that runs from south of Region II to Region X, and the Sistema Interconectado del Norte Grande, Greater Northern Interconnected Grid or SING, that encompasses Region I and part of Region II. AES Gener’s Colombian subsidiary, Chivor, is one of the principal electricity generators in the Colombian interconnected electric grid, the Sistema Interconectado Nacional or the SIN.

SIC: During the first quarter of 2007, electricity sales in the SIC grew by 5.9%, compared to an increase of 6.8% in the same period in 2006. Average monthly consumption at the close of the first quarter of 2007 was 3,325 GWh compared to average monthly consumption of 3,140 GWh in the same period in 2006. The average marginal cost in U.S. dollars for the first three months of 2007 was 107.9 mills/kWh compared to 51.5 mills/kWh for the same period in 2006. The increase in the marginal cost was mainly the result of higher natural gas curtailments during 2007.

SING: Electricity sales in the SING grew by 8.0% during the first quarter of 2007, compared to an increase of 1.3% in the first quarter of 2006. Average monthly consumption during the three month period ended March 31, 2007 equaled 1,036 GWh, compared to average monthly consumption of 959 GWh in the first three months of the previous year. The average marginal cost during the reporting period was 56.9 mills/kWh, which was higher than the average marginal cost of 26.6 mills/kWh registered in the first quarter of 2006.

Colombia: During the first three months of 2007 electricity demand in the SIN increased by 5.2% with respect to the same period during the previous year. Average spot prices increased from levels of around 32.0 mills/kWh in the first quarter of 2006 to 44.3 mills/kWh in the period ended March 31, 2007.

Competition and relative share

During the first quarter of 2007, generation from AES Gener’s plants in the SIC, including Guacolda totaled 2,179 GWh, compared to generation of 2,229 GWh during the same period in 2006. At the close of March 2007, the AES Gener group of companies, including Guacolda, contributed 22% of total electricity generation in the SIC.

In the SING, net generation in the system increased by 7.2% and the contribution from the AES Gener companies (Norgener and TermoAndes) rose by 261 GWh. In the first quarter of 2007, generation from the AES Gener companies in the SING represented 33% of total system generation, approximately 8% higher than during the same period in the previous year.

In Colombia, during the first quarter of 2007, generation from Chivor represented 8% of total electricity demand in Colombia, which was the same as the contribution made during the previous year. Total net generation from Chivor for the period ended March 31, 2007 was 984 GWh, 4% lower than in the same period in 2006.

V. Description and analysis of the principal components of the net cash flow from operating, investment and financing activities in the period

The total net cash flow of Ch$17,050 million as of March 31, 2007 was lower than the positive cash flow of Ch$23,035 million recorded for the same period in 2006. Both financing and investment activities contributed to the reduction in cash flow with negative variations of Ch$8,916 million and Ch$10,494 million, respectively. These factors were partially offset by the positive variation of Ch$13,424 million from operating activities.

As of March 31, 2007 operating activities contributed Ch$49,679 million, compared to Ch$36,255 million in the same period in 2006. The principal variations relate to the increase in sales collections of Ch$73,996 million, the decrease of Ch$9,073 million in interest payments and the decrease of Ch$3,995 million in IVA (value added tax) and other similar payments. These effects were partially offset by the increase in payments to suppliers of Ch$74,488 million, resulting principally from higher fuel costs.

Financing activities generated a negative cash flow of Ch$10,070 million, compared to a negative cash flow of Ch$1,154 million at the close of March 2006. Significant factors included a positive variation of Ch$21,369 million resulting from the payment of bond obligations and a negative variation of Ch$30,770 due to new loans. Both of these effects were attributable to the new syndicated loan obtained to refinance Electrica Santiago’s U.S. dollar bond in October 2006.

Investment activities generated a negative cash flow of Ch$22,659 during the first quarter of 2007, compared to the negative cash flow of Ch$12,065 million registered in same period in 2006. This variation can be principally explained by the incorporation into fixed assets of Ch$6,681 million related to the construction of the 125 MW Los Vientos turbine and the increase in other investment outflows of Ch$6,487.

VI. Market Risk Analysis

Electricity Market Risks

Hydrology: The hydrological conditions that exist during any given year may affect AES Gener’s operating results, given that hydrology is a key factor in determining plant dispatch levels and prices in the SIC.

Tariff setting: A significant portion of AES Gener’s revenue is related to the node price that is set by Chilean authorities every six months. The principal components of the formula used in node price-setting are expressed in U.S. dollars. This creates a natural hedge against the effect of fluctuations in the exchange rate between the U.S. dollar and the Chilean peso.

Fuel price: Given that AES Gener primarily has a mix of thermoelectric generation facilities, variations in the price of fuels such as coal, natural gas and diesel oil may result in a change in the company’s cost composition.

Natural gas supply: Since March 2004 to date, the Argentine government has issued certain resolutions and rules by which gas producers are instructed to inject additional volumes of gas into the Argentine market. The decision of gas producers – based on their interpretation of these resolutions and rules – has had an adverse effect on gas exports from Argentina to Chile. In effect, the producers have agreed to restrict and/or suspend gas exports to Chile at certain times in order to inject additional volumes of gas into the Argentine market and such restrictions have a negative impact on the company’s operating margins.

Interest Rate and Exchange Rate

The company has coverage policies for exchange rate and interest rate risks. Management continually evaluates alternatives to determine the convenience of entering into hedges to minimize these risks.

As of March 31, 2007, approximately 92% of AES Gener’s long-term credit agreements were stipulated at a fixed rate and 8% at a variable rate. It is worth noting that AES Gener’s US$130 million syndicated credit agreement has an associated interest rate swap. The loan in Colombian pesos corresponding to the Colombian subsidiary Chivor accrues interest based on Colombian CPI plus a spread. At the close of the financial statements, exposure corresponds to loans held by Chivor and Norgener.

As of March 31, 2006, approximately 89.4% of AES Gener’s long-term debt accruing interest was exposed to the variation in the exchange rate between the U.S. dollar and Chilean peso. Of the remaining debt, 4.4% was denominated in Chilean UF (Electrica Santiago’s bond) and 6.2% in Colombian pesos (Chivor’s loan).

The composition of foreign currency corresponding to operating income and expenses as of March 31 of each year is as follows:

Item	Currency	March	March
		2007	2006
		%	%

Operating Income	US Dollar (1)	99	99
	UF and indexed Chilean pesos	-	-
	Chilean pesos (not indexed)	1	1

Operating Expense	US Dollar	93	91
	UF and indexed Chilean pesos	6	7
	Chilean pesos (not indexed)	1	2

(1)	Includes revenue from node price contracts in Chile which are indexed every six months to the exchange rate between the U.S. dollar and Chilean peso

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)

By:	/S/ VANESSA THIERS

Vanessa Thiers Acting Chief Financial Officer

                Date: May 23, 2007